UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, July 27, 2015

FABIO VILLEGAS ANNOUNCES HIS RETIREMENT AS CHIEF EXECUTIVE OFFICER OF AVIANCA HOLDINGS S.A., EFFECTIVE AS OF 2016

The Board of Directors of Avianca Holdings S.A. (the “Company”) informs that the Company’s Chief Executive Officer (“CEO”), Fabio Villegas Ramírez, who has held this position since 2010, has decided to step down in order to pursue other professional projects and initiatives.

Mr. Villegas will continue as CEO of the Company until the end of December 2015. The Board of Directors has asked the Compensation and Human Resources Committee, comprised mainly of independent members of the governing body, to guide the succession process by selecting a leading headhunting firm to identify candidates with the necessary skills to continue leading the strategic development of the Company. The Board of Directors, in turn, will choose the person that will occupy the CEO position following Mr. Villegas’ departure.

The Board of Directors recognized Mr. Villegas’ leadership during the 10 years he has served as CEO of Avianca S.A. and then CEO of Avianca Holdings. Mr. Villegas has stated that he will continue to work tirelessly in the coming months in order to meet the operational, financial and service goals outlined by Avianca Holdings for this year and has expressed his gratitude to the shareholders, executive directors and to the more than 20,000 employees that have worked to make the Avianca brand stand for a leading airline in Latin America.

Germán Efromovich, the Chairman of Avianca Holdings’ Board of Directors, declared that, “We will continue to work hard in order to adapt to the new realities of the market and the region, marked by a decline in the economic growth of many of the countries serviced by Avianca. We will continue to adjust strategies and adopt mechanisms that are necessary to maintain the leadership position achieved and consolidate the space we have conquered as important players in the global aviation industry.”

For any further information please contact:

Investor Relations Office

+ 571 5877700

ir@avianca.com

The terms “the Company” and “Avianca Holdings” refer to Avianca Holdings S.A., together with its subsidiaries, except where the context requires otherwise.

*	About Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA, incorporated in Colombia, Aerolineas Galapagos SA Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
Name:	Elisa Murgas
Title:	General Secretary, Vice-President of Legal Affairs